
07005730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~**PART IIB**~~
OTC Derivatives Dealer

SEC FILE NUMBER
8-66447

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/2005 AND ENDING 12/29/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MERRILL LYNCH FINANCIAL MARKETS, INC.

OFFICIAL USE ONLY
200826092
FIRM ID. NO.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

Four World Financial Center
(No. and Street)

NEW YORK (City) **NY** (State) **10080** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM E. TIRRELL **(201) 671-0132**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Financial Markets, Inc.:

We have audited accompanying balance sheet of Merrill Lynch Financial Markets, Inc. (the "Company") as of December 29, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Financial Markets, Inc. at December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

MERRILL LYNCH FINANCIAL MARKETS, INC.

BALANCE SHEET
AS OF DECEMBER 29, 2006
(Dollars in Thousands, Except Per Share Amount)

ASSETS		LIABILITIES AND STOCKHOLDER'S EQUITY	
		Liabilities	
Cash and cash equivalents	$ 42,732	*Bank Overdraft*	$ 6,111
Securities financing transactions			
Receivables under resale agreements	957,588	*Other payables to affiliated companies*	2,719,816
Trading assets, at fair value		*Trading liabilities, at fair value*	
Equities and convertible debentures	8,474,588	Equities and convertible debentures	4,760,652
Corporate debt and preferred stock	227,540	Contractual agreements	3,045,068
Contractual agreements	1,348,206		7,805,720
	10,050,334		
		Other Payables	
		Customers	92,921
		Interest and other	136,749
Other receivables from affiliated companies	378,706		229,670
Other receivables		**Total**	10,761,317
Customers	17,491		
Interest and other	42,055		
	59,546		
		Subordinated borrowings	500,000
		Stockholder's Equity	
		Common stock, par value $100; 1,200 shares authorized; 10 shares issued and outstanding	1
		Paid-in capital	199,999
		Retained earnings	27,589
		Total Stockholder's Equity	227,589
Total Assets	$11,488,906	**Total Liabilities and Stockholder's Equity**	$ 11,488,906

See Notes to Balance Sheet.

MERRILL LYNCH FINANCIAL MARKETS, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 29, 2006
(Dollars in Thousands, Except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Financial Markets, Inc. ("MLFM" or the "Company") is registered as an OTC derivatives dealer with the Securities and Exchange Commission ("SEC"). The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent"). The Company was incorporated in Delaware on March 2, 2004, and was funded by ML&Co. on March 29, 2005. In 2006, the Company began assuming OTC derivative transactions with counterparties which were assigned from affiliated companies. The Company provides financial services to institutions on a global basis. Services provided to clients include securities brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products.

Basis of Presentation—The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates—In presenting the Balance Sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of trading derivatives are disclosed in Note 3.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes.

Securities Financing Transactions—The Company enters into resale agreements to invest excess cash. Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Resale agreement activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the counterparty. The agreements generally also provide for the Company to repledge securities received, however, the Company has not repledged such securities as at December 29, 2006.

Trading Assets and Liabilities—The Company's trading activities consist primarily of derivatives dealing and brokerage. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading assets and liabilities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's best estimates of amounts to be realized on settlement; assuming current market conditions and an orderly disposition over a reasonable period of time. As previously noted, estimating the fair value of certain trading assets and liabilities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies).

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Balance Sheet and measure those instruments at fair value. Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Balance Sheet where management believes the legal right of setoff exists under an enforceable netting agreement. Derivative instrument transactions are included in *Contractual agreements* on the Balance Sheet. Such transactions with affiliates are included in affiliated company balances. For purposes of the Statement of Cash Flows, cash flows from trading derivatives are classified in *Cash Flows from Operating Activities.*

Changes in fair values of derivatives are recorded as *Principal transactions* in the current period. Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are determined using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the Balance Sheet. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark all positions consistently when only a subset of prices are directly observable. Values for non-exchange traded derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. Unrealized gains at the inception of the contract for these instruments are not recognized unless the valuation model incorporates significant observable market inputs. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Customer Receivables and Payables—Receivables/payables from/to customers primarily include cash collateral pledged or received in respect of OTC derivative contracts.

Interest and Other Receivables and Payables—Interest and other receivables primarily include interest receivable on corporate and government obligations and dividends. Interest and other payables primarily include interest payable for corporate and government obligations and income taxes.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 4).

Income Taxes—The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* There were no deferred tax assets or liabilities recorded by the Company at December 29, 2006. See Note 6 for additional information.

New Accounting Pronouncements—On February 15, 2007, the Financial Accounting Standard Board ("FASB") issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity: makes that choice in the first 120 days of that fiscal year; has not yet issued financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Parent intends to early adopt SFAS No. 159 as of the first quarter of fiscal 2007 and the Company is currently assessing the impact of adoption on its Balance Sheet.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e, levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.

157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Parent intends to early adopt SFAS No. 157 as of the first quarter of fiscal 2007 and the Company does not expect the adoption to have a material impact on its Balance Sheet.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Parent beginning in the first quarter of 2007. The Company does not expect the impact of adopting FIN 48 to be material to the opening balance of retained earnings.

2. RELATED PARTY TRANSACTIONS

The Company enters into resale agreements to invest excess cash. The Company also engages in trading activities such as providing derivatives trading and brokerage services with affiliated companies. The Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 957,588
Trading assets	382,822
Other receivables from affiliates	378,706
	$ 1,719,116

Payables to affiliated companies are comprised of:

Due to Parent, net	$ 1,108,880
Other payables to affiliates	1,610,936
Subordinated borrowings (see Note 4)	500,000
Trading liabilities	2,016,170
	$ 5,235,986

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $1,108,880 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate and $500,000 of subordinated borrowings due to the Parent as discussed in Note 4.

3. TRADING ACTIVITIES

The Company's trading activities include providing derivatives brokerage and dealing services to both affiliated and third party clients.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps, and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month LIBOR (London Interbank Offered Rate). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, i.e., the additional yield that a debt instrument, issued by an AA-rated entity, must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Credit Risk—The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless

("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Trading Derivatives—The Company's trading derivatives (*Contractual agreements*) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes. The table below presents the fair values of the Company's trading derivatives as of December 29, 2006:

	Fair Value	
	Assets	**Liabilities**
Swap agreements	$ 337,169	$ 424,990
Options	1,011,037	2,620,078

The above amounts include trading derivative assets of $382,822 and trading derivative liabilities of $2,016,170 with affiliated companies.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

4. SUBORDINATED BORROWINGS

At December 29, 2006, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving Subordinated Loan	March 29, 2008	$ 400,000	$ 400,000
Cash Subordinated Loan	January 31, 2009	100,000	100,000
		$ 500,000	$ 500,000

These borrowings have been approved by the SEC for regulatory capital purposes in computing the Company's net capital pursuant to the SEC's net capital rule.

The maturity date on the Revolving Subordinated Loan with ML&Co. is automatically extended to March 29 of the following year, unless on or before the day twelve months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Subordinated

Note and Cash Subordination Agreement dated March 23, 2005, that the maturity date shall not be extended.

The maturity date on the Cash Subordinated Loan with ML&Co. is automatically extended to January 31 of the following year, unless on or before the day thirteen months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Subordinated Note and Cash Subordination Agreement dated January 26, 2006, that the maturity date shall not be extended.

Both the Revolving Subordinated Note with ML&Co. and the Cash Subordinated Loan with ML&Co. bear interest based on prevailing interest rates.

5. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation— The Company is not a party to any actions or claims; therefore, no amounts have been accrued as liabilities in the Balance Sheet.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps (contracts that require the Company to pay the counterparty the par value of a referenced security if that referenced security defaults). The Company does not monitor, for accounting purposes, whether its clients enter into these derivative contracts for speculative purposes or hedging purposes. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative contracts such as written interest rate caps and written currency options, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates or changes in foreign exchange rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

The Company records all derivative transactions at fair value on its Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts [1]	$ 676,619	$ 330,837	$ 270,814	$ 29,827	$ 45,141	$ 1,850,534

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts

6. INCOME TAXES

The Company is included in the U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a composite state tax rate. At December 29, 2006, the Company had a current tax payable to the Parent of $17,113, included within payables to affiliated companies.

There were no deferred tax assets or liabilities recorded by the Company at December 29, 2006.

7. REGULATORY REQUIREMENTS

As an OTC derivatives dealer registered with the SEC, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. At December 29, 2006, the Company's regulatory net capital was $302,611 which was $282,611 in excess of the minimum requirement of $20,000.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Merrill Lynch Financial Markets, Inc.
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the financial statements of Merrill Lynch Financial Markets, Inc. (the "Company") as of and for the year ended December 29, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-12(h)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h)(1) in making the periodic computations of net capital under Rule 15c3-1.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-12(h) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

However, we noted the following matter during the course of our audit. In May 2006, the Company commenced operations through the migration of various risk positions from an affiliated entity. In connection with this migration, the Company incorrectly transferred in the debt securities of its Parent and an affiliate. The value of these debt securities were required to be deducted from regulatory capital. The capital ramification of the erroneous transfer created a deficiency in capital on May 17, 2006 that was cured on June 29, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 29, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END